BB 7/5

06009091

[SECURITIES AND EXCHANGE CO]MMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED APR 24 2006 WASH, D.C. 213

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8-51522

AB 7/8

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Monitor Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9171 Towne Centre Drive, #465
(No. and Street)

San Diego, CA 92122
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Hsiao-Wen Kao (858) 546-8007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sonnenberg & Company, CPAs
(Name – *if individual, state last, first, middle name*)

5190 Governor Drive, Ste.201 - San Diego, CA 92122
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

bb

AP 7/8/06

ACKNOWLEDGMENT

STATE OF CALIFORNIA
COUNTY OF SAN DIEGO

On April 20, 2006, before me, Susan DePriest, Notary Public personally appeared Hsiao-Wen Kao, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

WITNESS my official hand and seal.

Signature ______________________

SUSAN DE PRIEST
Comm. # 1369770
NOTARY PUBLIC - CALIFORNIA
San Diego County
My Comm. Expires Aug. 21, 2006

Sonnenberg & Company, CPAs
A Professional Corporation
5190 Governor Drive, Suite 201, San Diego, California 92122
Phone: (858) 457-5252 • (800) 464-4HOA • Fax: (858) 457-2211 • (800) 303-4FAX
Leonard C. Sonnenberg, CPA

MONITOR CAPITAL, INC.
December 31, 2005

TABLE OF CONTENTS

	Pages No.
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-9
REQUIRED SUPPLEMENTARY INFORMATION	
Computation of Net Capital Under Rule 15c3-1	10
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL	11-12

Note 13. Exemptions from SEC Rule 15c3-3

The Company Claims an exemption from the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 under section (k)(2)(ii), since all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

The Company Claims an exemption from the Possession or Control Requirements of Rule 15c3-3 under section (k)(2)(ii), since all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

MONITOR CAPITAL, INC.
REQUIRED SUPPLEMENTARY INFORMATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2005

Net Capital:				
Total Stockholder's Equity	$	226,244		
Total Stockholder's Equity Qualified for Net Capital		226,244		
Deductions		113,851		
Total Non-Allowable Assets		113,851		
Net Capital			$	112,393
Aggregate Indebtedness:				
Total Liabilities	$	398,797		
Total Aggregate Indebtedness	$	398,797		
Computation of Basic Net Capital Requirement:				
Minimum Net Capital Required (Greater of $5,000 or 6.66% of Aggregate Indebtedness)			$	(26,586)
Excess Net Capital			$	85,807
Excess Net Capital at 1000%			$	72,513
Percentage of Aggregate Indebtedness to Net Capital				355
Reconciliation with Company's Computation: (Included in Part II of Form K-17A-5 as of December 31, 2005)				
Net Capital (As Reported in Part II Unaudited FOCUS Report)	$	112,392		
Net Capital, per Above			$	112,393

See Accompanying Notes to Financial Statements

Sonnenberg & Company CPA • AUDITS • TAXES • RESERVE STUDIES

Sonnenberg & Company, CPAs
A Professional Corporation

5190 Governor Drive, Suite 201, San Diego, California 92122

Phone: (858) 457-5252 • (800) 464-4HOA • Fax: (858) 457-2211 • (800) 303-4FAX

Sonnenberg & Company 30 YEARS IN PRACTICE

Leonard C. Sonnenberg, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors of
Monitor Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Monitor Capital, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financials statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13, or

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintain internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (SEC) above-mentioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss

Member: The American Institute of Certified Public Accountants and California Society of Certified Public Accountants

from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, others within the Company, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) of the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 27, 2006

Sonnenberg & Company, CPAs

Sonnenberg & Company, CPAs
A Professional Corporation
5190 Governor Drive, Suite 201, San Diego, California 92122
Phone: (858) 457-5252 • (800) 464-4HOA • Fax: (858) 457-2211 • (800) 303-4FAX

Leonard C. Sonnenberg, CPA

MONITOR CAPITAL, INC.
December 31, 2005

TABLE OF CONTENTS

Pages No.	
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-9
REQUIRED SUPPLEMENTARY INFORMATION	
Computation of Net Capital Under Rule 15c3-1	10
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL	11-12

Note 13. Exemptions from SEC Rule 15c3-3

The Company Claims an exemption from the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 under section (k)(2)(ii), since all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

The Company Claims an exemption from the Possession or Control Requirements of Rule 15c3-3 under section (k)(2)(ii), since all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

MONITOR CAPITAL, INC.
REQUIRED SUPPLEMENTARY INFORMATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2005

Net Capital:		
Total Stockholder's Equity	$ 226,244	
Total Stockholder's Equity Qualified for Net Capital	226,244	
Deductions	113,851	
Total Non-Allowable Assets	113,851	
Net Capital		$ 112,393
Aggregate Indebtedness:		
Total Liabilities	$ 398,797	
Total Aggregate Indebtedness	$ 398,797	
Computation of Basic Net Capital Requirement:		
Minimum Net Capital Required (Greater of $5,000 or 6.66% of Aggregate Indebtedness)		$ (26,586)
Excess Net Capital		$ 85,807
Excess Net Capital at 1000%		$ 72,513
Percentage of Aggregate Indebtedness to Net Capital		355
Reconciliation with Company's Computation: (Included in Part II of Form K-17A-5 as of December 31, 2005)		
Net Capital (As Reported in Part II Unaudited FOCUS Report)	$ 112,392	
Net Capital, per Above		$ 112,393

See Accompanying Notes to Financial Statements

Sonnenberg & Company CPA • AUDITS • TAXES • RESERVE STUDIES

Sonnenberg & Company, CPAs
A Professional Corporation

5190 Governor Drive, Suite 201, San Diego, California 92122

Phone: (858) 457-5252 • (800) 464-4HOA • Fax: (858) 457-2211 • (800) 303-4FAX

Sonnenberg & Company 30 YEARS IN PRACTICE

Leonard C. Sonnenberg, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors of
Monitor Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Monitor Capital, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financials statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13, or

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintain internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (SEC) above-mentioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss

from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, others within the Company, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) of the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 27, 2006

Sonnenberg & Company, CPAs